UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number 0-29338

APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)

22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

FORWARD LOOKING STATEMENTS
SIGNATURES

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)

Discloseable Transaction
Rights to design, construction, delivery and launch of APSTAR VIB

APT Satellite, a wholly-owned subsidiary of the Company, entered into an agreement with CGWIC pursuant to which APT Satellite will be granted a right to require CGWIC to provide for the design, construction, delivery and launch of APSTAR VIB to a designated orbit. The consideration for the option is US$7,680,000 (approximately HK$59,904,000).

The transaction contemplated under the agreement constitutes a discloseable transaction of the Company pursuant to rule 14.08 of the Listing Rules.

The board of directors of the Company announced that APT Satellite, a wholly-owned subsidiary of the Company, entered into an agreement with CGWIC.

Agreement dated 10 November 2004

Parties:	Grantor and contractor: CGWIC; so far as the directors are aware, CGWIC and its ultimate beneficial owner are independent third parties and not connected persons of the Company (as defined under rule 14A.11 of the Listing Rules)

Grantee and purchaser: APT Satellite

Option granted:	Rights granted to APT Satellite to require CGWIC to provide for the design, construction, delivery and launch of APSTAR VIB to a designated orbit.

Option exercise period:	Commencing from the date of the agreement and ending on 30 September 2005.

Exercise of option:	APT Satellite shall notify CGWIC in writing of its exercise of the option and reconfirm, inter alia, the technical specifications.

Option price and payment:	US$7,680,000 (approximately HK$59,904,000) payable in four instalments:
a. US$3,180,000, upon signing of the agreement;
b. US$1,750,000, not later than 20 November 2004;
c. US$1,750,000, not later than 15 January 2005; and
d. US$1,000,000, not later than 5 April, 2005.

The option price is to be funded by internal resources of the Company.

In the event the option is exercised by APT Satellite, the option price will be applied towards the total consideration for the design, construction, delivery and launch of APSTAR VIB.

In the event, the option is not exercised by APT Satellite, CGWIC shall stop all preparation work for the design, construction, delivery and launch of APSTAR VIB and will have to transfer the option price to such other satellite project as may be designated by APT Satellite (whether with CGWIC or not) and refund the balance of the option price (net of all reasonable fee incurred).

Termination of option:	The agreement will be deemed terminated if the option is not exercised and the option price has not been fully paid by APT Satellite.

Set out below the major terms of the in-orbit delivery satellite arrangement upon exercise of the option:—

Subject:	The design, construction, delivery and launch of APSTAR VIB by CGWIC (and approved subcontractors) to a designated orbit.

Consideration:	US$120,100,000 (approximately HK$936,780,000), by instalments according to the progress of the design, construction, delivery of APSTAR VIB and the relevant launching vehicle, the launch and the relevant in-orbit testing of APSTAR VIB.

The consideration shall be subject to adjustment in case after in-orbit testing, APSTAR VIB carries functional transponders of less than 28 C-band transponders and 16 Ku-band transponders with an expected operational life of 13 years.

Major milestones:	It is expected that the delivery, launch and in-orbit testing of APSTAR VIB will take place within 27, 29 and 30.5 months after the effective date of the agreement of progress schedule (as indicated in the confirmation of technical specifications upon exercise of the option).

Risk allocation:	The ownership of APSTAR VIB shall be transferred to APT Satellite upon the lift-off of APSTAR VIB.

Termination of the design, construction, delivery and launch of APSTAR VIB arrangement:	In case the launch of APSTAR VIB is delayed for more than 5 months from the scheduled milestones, the acquisition of the APSTAR VIB shall be cancelled at the discretion of APT Satellite and CGWIC shall refund all payments made by APT Satellite.

In case (a) APT Satellite determines to terminate the acquisition and the launch of APSTAR VIB or (b) if APT Satellite fails to comply with the relevant obligations (payment and instructions) and CGWIC terminates the services, APT Satellite shall be responsible to indemnify CGWIC for all costs and expenses incurred up to the date of termination in respect of the design, production and delivery of APSTAR VIB and the launch services with a 5% profit compensation together with all costs and expenses reasonably incurred to terminate all subcontracting arrangements, if any. Progress payments made by APT Satellite in excess of the costs, expenses and compensation shall be refunded by CGWIC to APT Satellite and the work in progress to the date of termination shall be transferred to APT Satellite upon due settlement.

Basis of consideration

The option price is determined after arm’s length negotiation between the parties (taking into account the preparation works which CGWIC has to carry out for the design and construction of APSTAR VIB prior to the exercise of the option).

The consideration for the design, construction, delivery and launch of APSTAR VIB arrangement is determined after arm’s length negotiation between the parties (taking into account the backup schedule for APSTAR VI as set out below, the satellite model and the launch services).

Reasons and benefit of the transaction

The estimated operational life of APSTAR IA will not expire before the end of 2007. The transponder services offered by APSTAR IA are intended to be replaced by APSTAR VI (which will be launched by CGWIC) upon its successful launch in the first quarter of 2005. However, in view of the risk of satellite launch, it is necessary for the Company to have a contingency plan safeguarding the replacement arrangement of APSTAR IA and to lock in a launching slot in case of the failure of the launching of APSTAR VI for the smooth operations of satellite transponder services provided by the Company.

The directors (including independent non-executive directors) of the Company are of the view that the transaction has been conducted in the ordinary and usual course of business of APT Satellite, on normal commercial terms and the terms of the transaction are fair and reasonable and in the interests of the shareholders of the Company as a whole.

General

Principal business activities carried out by the Company:
The Company and its subsidiaries are engaged in the provision of satellite transponder services for the international and Asia-Pacific broadcasting and telecommunications sectors.

Principal business activities of CGWIC:
CGWIC is engaged in the provision of launch services in respect of, inter alia, satellites. It also engages as contractor for the design and construction of satellites.

The transaction contemplated under the agreement constitutes a discloseable transaction of the Company pursuant to rule 14.08 of the Listing Rules. A circular setting out details of the transaction will be dispatched to shareholders of the Company within 21 days from the publication of this announcement.

In the event the option is to be exercised, the relevant disclosure and shareholders approval requirement of Chapter 14 of the Listing Rules will be complied with.

Definitions

Terms used in this announcement shall have the following meanings:—

“APT Satellite”	APT Satellite Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company;
“APSTAR IA”	a satellite based on Boeing BSS-376 with 24 C-band transponders;

“APSTAR VI”	a satellite based on Alcatel SB-4100 C1 with 38 C-band transponders and 12 Ku-band transponders;
“APSTAR VIB”	a satellite based on DFH-4 with 28 C-band transponders and 16 Ku-band transponders;
“Company”	APT Satellite Holdings Limited;
“CGWIC”	China Great Wall Industry Corporation;
“HK$”	Hong Kong dollars;
“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and
“US$”	United States dollars

By Order of the Board Dr. Brian Lo Company Secretary

Hong Kong, 12 November 2004

The Directors as at the date of this announcement are as follows:

Executive Directors:	Chen Zhaobin and Tong Xudong
Non-Executive Directors:	Liu Ji Yuan (Chairman), Zhang Hainan (Deputy Chairman), Lim Toon, Wu Zhen Mu, Tay Chek Khoon, Yin Yen-liang, Tseng Ta-mon (Alternate Director to Yin Yen-liang) and Lim Wee Seng (Alternate Director to Lim Toon and Tay Chek Khoon)
Independent Non-Executive Directors:	Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man

FORWARD LOOKING STATEMENTS

     This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.

     Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.

     The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xiv) the ability to retain and recruit qualified personnel; (xii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiii) political and social developments, including war, civil unrest or terrorist activity; and (xiv) the Company’s success at managing the risks involved in the foregoing.

     The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

      Date: November 15, 2004.

APT Satellite Holdings Limited
By:	/s/ Chen Zhaobin
Chen Zhaobin
Executive Director and President